UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 1, 2009
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”) at the Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea at 10:00 AM on March 31, 2009.
The Meeting was held with a quorum present and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:
•
Agendum 1: the shareholders approved the Company’s balance sheets, income statements and statements of disposition of accumulated deficit as of and for the years ended December 31, 2008 and 2007, each of which has been extracted and translated into English from the original Korean language financial statements audited in accordance with generally accepted auditing standards in Korea, or KGAAS, and prepared in accordance with generally accepted accounting principles in Korea, or KGAAP.

•	Agendum 2: the shareholders approved the appointment of two new directors, Messrs. Toshiro Ohno and Kazuya Sakai, both whom are inside directors.

•	Agendum 3: the shareholders approved an amendment to article 34 of the article of incorporation of the Company, reducing the term of office of directors from three years to one year.

•	Agendum 4: the shareholders approved the amount of KRW 1,400,000,000 as the maximum amount of compensation payable to directors as a group for fiscal year 2009.
Furthermore, the Company’s 2008 Annual Business Report was presented to the shareholders at the Meeting.
The figures provided in this submission on Form 6-K relate only to Gravity Co., Ltd., and are not consolidated with those of its subsidiaries.
The Company expects to file the Company’s financial statements, including the notes thereto, which are prepared in the Korean language and audited in accordance with KGAAS and prepared in accordance with KGAAP, as of and for the years ended December 31, 2008 and 2007, with the Financial Supervisory Service of Korea as soon as practicable. The condensed English translation version of the 2008/2007 audited financial statements is expected to be submitted to the United States Securities and Exchange Commission on Form 6-K at the same time.
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Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Mr. Andy Eom
IR Manager
Gravity Co., Ltd.
Telephone: +822-2132-7801
Email: andyeom@gravity.co.kr
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 04/01/2009	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Financial Results as of and for the Years ended December 31, 2008 and 2007

99.2	Appointment of New Directors

99.3	2008 Annual Business Report